**Sibanye Stillwater Limited**
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

**Website:** www.sibanyestillwater.com

**NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL**

# MARKET RELEASE

## Sibanye-Stillwater announces the commencement of Cash tender offers for outstanding debt securities and a new Senior notes offering

**Johannesburg, 6 May 2026**: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce the commencement of capital management measures to reduce its gross debt through the purchases of outstanding debt securities, funded in part by the proposed issuance of new senior notes as well as the Group's cash reserves.

Specifically, Stillwater Mining Company ("Stillwater"), a wholly-owned subsidiary of Sibanye-Stillwater has commencement a series of tender offers to purchase for cash (i) any and all of its outstanding 4.000% senior notes due 2026 (the "2026 Notes") and (ii) up to the Capped Maximum Amount (as defined below) of its outstanding 4.500% senior notes due 2029 (the "2029 Notes", and together with the 2026 Notes, the "Notes") upon the terms of, and subject to the conditions in, the offer to purchase dated 6 May 2026 (the "Offer to Purchase") and, in the case of the 2026 Notes only, the accompanying notice of guaranteed delivery (the "Notice of Guaranteed Delivery," together with the Offer to Purchase, the "Tender Offer Documents"), including the Financing Condition (as defined below). Tendered 2029 Notes will only be accepted for purchase up to an aggregate principal amount that does not exceed an amount equal to US$75,000,000 (the "Capped Maximum Amount"). The tender offer for the 2026 Notes is referred to as the "Any and All Tender Offer" and the tender offer for the 2029 Notes is referred to as the "Capped Tender Offer." The Any and All Tender Offer and the Capped Tender Offer are referred to collectively as the "Tender Offers."

Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders of the Notes are advised to read the Tender Offer Documents for full details of, and information on the procedures for participating in, the Tender Offers carefully. All documentation relating to the Tender Offers, including the Tender Offer Documents, together with any updates, is available at the following website: https://deals.is.kroll.com/sibanye.

The following tables set forth certain terms of the Any and All Tender Offer and the Capped Tender Offer, respectively:

| | | | | | | Dollars per US$1,000 Principal Amount of Notes[2] | | |
|---|---|---|---|---|---|---|---|---|
| **Title of Security** | **CUSIP** | **ISIN** | **Offer Type** | **Principal Amount Outstanding** | **Capped Maximum Amount** | **Tender Offer Consideration** | **Early Tender Premium** | **Total Consideration** |
| 4.000% Senior Notes due 2026 | Regulation S: U85969 AE0<br>144A: 86074Q AP7 | Regulation S: USU85969AE07<br>144A: US86074QAP72 | Any and All | US$675,000,000 | N/A | N/A | N/A | US$1,000 |
| 4.500% Senior Notes due 2029[1] | Regulation S: U85969 AF7<br>144A: 86074Q AQ5 | Regulation S: USU85969AF71<br>144A: US86074QAQ55 | Capped Offer | US$525,000,000 | US$75,000,000 | US$932.50 | US$30.00 | US$962.50[3] |

Notes:
(1) Subject to the Capped Maximum Amount, the principal amount of 2029 Notes validly tendered prior to or at the Early Tender Date will be accepted for purchase, on a prorated basis if applicable, in priority to other 2029 Notes validly tendered after the Early Tender Date.
(2) Does not include Accrued Interest, which will also be payable as provided below.
(3) The Total Consideration for the 2029 Notes already includes the Early Tender Premium.

All Notes accepted in the Tender Offers will be cancelled and retired by Stillwater.

**Purpose of the Tender Offers**

The purpose of the Tender Offers is to purchase a portion of the Notes, subject to the Capped Maximum Amount in the case of the 2029 Notes, in order to reduce Sibanye-Stillwater's gross debt. Notes purchased in the Tender Offers will be retired and cancelled.

**Financing Condition**

As part of the Group's capital management measures, Sibanye-Stillwater, through its wholly owned subsidiary, Sibanye-Stillwater UK Financing Plc further intends, subject to market conditions, to issue new U.S. dollar-denominated notes (the "New Notes"), with the Tender Offers expected to be funded in part by the New Notes. Acceptance for purchase of any Notes validly tendered in the Tender Offers, and completion of the Tender Offers, are subject, without limitation, to the successful completion (in the sole and absolute determination of Stillwater) of the issuance of the New Notes (the "Financing Condition").

**Priority Allocation**

Allocations in the Debt Financing will be determined by Sibanye-Stillwater UK Financing Plc, the Group and the Initial Purchasers (as defined in the preliminary offering memorandum dated as of the date hereof) in their sole discretion based on a number of different factors, which may include an assessment of an investor's long-term interest in owning Sibanye-Stillwater UK Financing Plc's debt securities and the size and timing of such investor's indication of interest in the Debt Financing and in the Tender Offers. However, neither Stillwater nor the Dealer Managers (as defined below) are obligated to consider participation in the Tender Offers in making an allocation determination with respect to any particular investor.

**Consideration for the Notes**

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, including the Financing Condition, Holders of the 2026 Notes who validly tender and do not validly withdraw the 2026 Notes at or prior to the Any and All Expiration Tender Offer Expiration Date or the Any and All Guaranteed Delivery Expiration Date pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase, and whose 2026 Notes are accepted for purchase by Stillwater, will receive the Total Consideration for each US$1,000 principal amount of the 2026 Notes, which will be payable in cash.

The Early Tender Premium is applicable to the Capped Tender Offer. Subject to the terms and conditions described in the Offer to Purchase, including the Capped Maximum Amount, if a Holder validly tenders its 2029 Notes pursuant to the Capped Tender Offer prior to or at the Early Tender Date and such Holder's Notes are accepted for purchase, such Holder will receive the applicable Total Consideration for each US$1,000 principal amount of its tendered 2029 Notes, plus Accrued Interest thereon. The Total Consideration for the 2029 Notes is inclusive of the Early Tender Premium. Subject to the terms and conditions described in the Offer to Purchase, including the Capped Maximum Amount, if a Holder validly tenders its 2029 Notes pursuant to the Capped Tender Offer after the Early Tender Date, but prior to or at the Capped Tender Offer Expiration Date, and such Holder's Notes are accepted for purchase, such Holder will receive only the applicable Tender Offer Consideration for each US$1,000 principal amount of its tendered Notes, plus Accrued Interest thereon. The Early Tender Premium is not applicable to the Any and All Tender Offer.

**Accrued Interest**

In addition to the applicable consideration, Holders whose Notes are accepted for purchase will be paid the Accrued Interest thereon. Interest will cease to accrue on the applicable Settlement Date for all Notes accepted in the Tender Offers. For avoidance of doubt, interest will cease to accrue on the Any and All Tender Offer Settlement Date for all 2026 Notes accepted in the Any and All Tender Offer, including 2026 Notes that are delivered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase. All Notes accepted in the Tender Offers will be cancelled and retired by Stillwater.

**Key Dates, Offer Period and Results**

Holders of the Notes should note the following dates relating to the Tender Offers:

| Date | Calendar Date and Time | Event |
|---|---|---|
| **Commencement Date** | May 6, 2026, | The commencement date of the Tender Offers. |
| **Any and All Tender Offer Expiration Date** | 5:00 p.m., New York City time, on May 12, 2026, unless extended or earlier terminated by Stillwater in its sole discretion. | The last time and date for you to tender your 2026 Notes pursuant to the Any and All Tender Offer.<br><br>The last date and time for you to deliver a Notice of Guaranteed Delivery in respect of the 2026 Notes. |
| **Any and All Tender Offer Withdrawal Deadline** | 5:00 p.m., New York City time, on May 12, 2026, unless extended or earlier terminated by Stillwater in its sole discretion | The last time and date for you to validly withdraw tenders of the 2026 Notes. |
| **Any and All Results Announcement Date** | As soon as reasonably practicable, on or after the Any and All Tender Offer Expiration Date and expected to be on May 13, 2026. | The date on which Stillwater will announce the aggregate principal amount of 2026 Notes validly tendered and not withdrawn as of the Any and All Tender Offer Expiration Date and accepted for purchase by Stillwater. |
| **Any and All Guaranteed Delivery Expiration Date** | 5:00 p.m., New York City time, on May 14, 2026, unless extended by Stillwater in its sole discretion. | The last time and date for delivery to the Tender and Information Agent of the 2026 Notes in respect of which a Notice of Guaranteed Delivery was delivered at or prior to the Any and All Tender Offer Expiration Date. |
| **Any and All Tender Offer Settlement Date** | Promptly after the acceptance by Stillwater for purchase of the 2026 Notes validly tendered at or prior to the Any and All Tender Offer Expiration Date, upon satisfaction (or waiver by us) of the conditions set forth in the Offer to Purchase. Stillwater expects that the Any and All Tender Offer Settlement Date will be May 15, 2026, unless the Any and All Tender Offer Expiration Date is extended by Stillwater. | The date for payment of the Total Consideration, plus Accrued Interest for the 2026 Notes validly tendered and not withdrawn (including 2026 Notes delivered by the Any and All Guaranteed Delivery Expiration Date in respect of which a Notice of Guaranteed Delivery was delivered at or prior to the Any and All Tender Offer Expiration Date) accepted for purchase. For the avoidance of doubt, interest will cease to accrue on, but not including, the Any and All Tender Offer Settlement Date for all 2026 Notes accepted in the Any and All Tender Offer, including those tendered by the guaranteed delivery procedures set forth in the Offer to Purchase. |
| **Early Tender Date** | 5:00 p.m., New York City time, on May 19, 2026, unless extended or earlier terminated by Stillwater. | The last time and date for you to tender your 2029 Notes in order to be eligible to receive payment of the applicable Total Consideration with respect to the 2029 Notes that are accepted for purchase. If you validly tender your 2029 Notes after the Early Tender Date, you will be eligible to |

| | | |
|---|---|---|
| | | receive only the applicable Tender Offer Consideration, which is equal to the applicable Total Consideration, *minus* the Early Tender Premium. In each case, if your 2029 Notes are accepted, you will also receive the relevant Accrued Interest. |
| **Capped Tender Offer Withdrawal Deadline** | 5:00 p.m., New York City time, on May 19, 2026, unless extended or earlier terminated by Stillwater in its sole discretion. | The last time and date for you to validly withdraw tenders of the 2029 Notes. |
| **Capped Tender Offer Early Results Announcement Date** | As soon as practicable on or after the Early Tender Date and expected to be on May 20, 2026. | The date on which Stillwater will announce the aggregate principal amount of 2029 Notes that were tendered at or prior to the Early Tender Date. |
| **Capped Tender Offer Early Settlement Date** | In respect of all 2029 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase, Stillwater expects to make payment on May 22, 2026. | The date for payment of the applicable Total Consideration plus Accrued Interest with respect to 2029 Notes that are validly tendered (and not validly withdrawn) prior to or at the Early Tender Date and that are accepted for purchase. |
| **Capped Tender Offer Expiration Date** | 5:00 p.m., New York City time, on June 4, 2026, unless extended or earlier terminated by Stillwater in its sole discretion with respect to any Tender Offer. | The last time and date for you to tender your 2029 Notes pursuant to the Capped Tender Offer. |
| **Capped Tender Offer Final Results Announcement Date** | As soon as practicable on or after the Capped Tender Offer Expiration Date. | The date on which Stillwater will announce the aggregate principal amount of 2029 Notes validly tendered and proration applied, if any, after the Early Tender Date but on or prior to the Capped Tender Offer Expiration Date and accepted for purchase by Stillwater. |
| **Capped Tender Offer Settlement Date** | A date following the Capped Tender Offer Expiration Date on which the conditions to the Capped Tender Offer are satisfied or waived; if applicable, it is anticipated that the Capped Tender Offer Settlement Date will be June 8, 2026. | The date for payment of the applicable Tender Offer Consideration plus Accrued Interest with respect to 2029 Notes that are validly tendered prior to or at the Capped Tender Offer Expiration Date and that are accepted for purchase. |

**The relevant deadline set by any intermediary or DTC for participation in the Tender Offers will be earlier than this deadline.**

The acceptance of Notes for purchase is conditional on the satisfaction of the conditions of the Tender Offers as provided in "*The Terms of the Tender Offers—Conditions of the Tender Offers*" in the Offer to Purchase, including the Financing Condition.

Stillwater has retained Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International plc, Rand Merchant Bank, a division of FirstRand Bank Limited (London branch) and RBC Capital Markets, LLC as Dealer Managers and Kroll Issuer Services Limited as Information and Tender Information Agent (the "Tender Information Agent") for the purposes of the Tender Offers.

Questions regarding procedures for tendering Notes may be directed to the Information and Tender Information Agent at +44 20 7704 0880 or by email to sibanye@is.kroll.com, Attention: David Shilson. Questions regarding the Tender Offers may be directed to Merrill Lynch International at +44 20 7996 5420 or +1 (888) 292-0070 or by email to DG.LM-EMEA@bofa.com (Attention: Liability Management Group), Mizuho International plc at +34 91 790 7559 or by email to liabilitymanagement@uk.mizuho-sc.com (Attention: Liability management), Morgan Stanley & Co. International plc at +44 20 7677 5040 or by email to liabilitymanagementeurope@morganstanley.com (Attention: Liability Management Team, Global Capital Markets), Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch) by email to dlrmblondcmlm@rmb.co.uk (Attention: Liability Management), and to RBC Capital Markets, LLC at +44 20 7029 0113, +1 212 618 7843, or +1 877 381 2099 or by email to liability.management@rbccm.com.

**Disclaimers**

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offers. Furthermore, this announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

## Offer and Distribution Restrictions

**European Economic Area ("EEA")**

The communication of the Offer to Purchase and any other documents or materials relating to the Tenders Offers does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Tender Offers.

**United Kingdom**

The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers are not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, the Offer to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order")); (ii) persons falling within Article 43(2) of the Order; or (iii) any other persons to whom the Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). The Offer to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the Offer to Purchase and any such other documents and/or materials relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers does not constitute an offer of securities to the public for the purposes of the Public Offers and Admissions to Trading Regulations 2024 (the "POATRs") and accordingly the requirement to produce a prospectus under the POATRs does not apply to the Tender Offers.

**Belgium**

Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (*Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten*) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 2, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

**France**

The Offer to Purchase and any other documents or offering materials relating to the Tender Offers may not be distributed in the Republic of France except to qualified investors (*investisseurs qualifiés*) as defined in Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the *Autorité des marchés financiers*.

**Italy**

None of the Tender Offers, the Offer to Purchase or any other documents or materials relating to the Tender Offers have been or will be submitted to the clearance procedure of the *Commissione Nazionale per le Società e la Borsa* ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Tender Offers are being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"). The Tender Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Tender Offers.

**South Africa**

The Offer to Purchase and any other documents or materials relating to the Tender Offers should not be construed as constituting any form of investment advice or recommendation, guidance or proposal of a financial nature under the South African Financial Advisory and Intermediary Services Act 2002 (as amended or re-enacted).

The Offer to Purchase is not being made to and does not constitute an "offer to the public" (as such term is defined in the South African Companies Act 2008) and is not, nor is it intended to constitute, a "registered prospectus" (as such term is defined in the South African Companies Act 2008) prepared and registered under the South African Companies Act 2008.

**General**

The Tender Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Tender Offers to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made by such Dealer Manager or affiliate as the case may be, on behalf of Stillwater in such jurisdiction.

Each holder participating in the Tender Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of Notes pursuant to the Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offeror, the Dealer Managers and Kroll Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder's responsibility for the representations made by it), to investigate in relation to any tender of Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result Stillwater determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

The Group and its affiliates expressly reserve the right at any time or from time to time following completion or termination of the Tender Offer, to purchase or exchange or offer to purchase or exchange Notes or to issue an invitation to submit offers to sell Notes (including, without limitation, those tendered pursuant to the Tender Offers but not accepted for purchase) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the Tender Offers. In addition, the Group also reserves the right to issue new debt securities from time to time, including during the term of the Tender Offers.

**Forward-Looking Statements**

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance,

climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this document. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group's external auditors.